December 3, 2013

VIA E-MAIL AND EDGAR

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:    Gentex Corporation
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 20, 2013
Form 10-Q for the Quarter Ended September 30, 2013
Filed November 12, 2013
File No. 000-10235

Dear Ms. Cvrkel:

This letter is being submitted on behalf of Gentex Corporation, a Michigan corporation (the "Company") in response to the comment letter from the staff of the Securities and Exchange Commission dated November 19, 2013 (the "Comment Letter"). In accordance with the instructions contained in the Comment Letter, this response letter provides the requested information.

The following response is provided in italics under the comment contained in the Comment Letter.

Form 10-Q for the Quarter Ended September 30, 2013

Note 4. Goodwill and Other Intangible Assets

1.
We note from your disclosure in Note 4 that the portion of the purchase price allocated to the Exclusive Licensing Agreement was assigned an indefinite useful life. Please explain to us why you believe an indefinite life is appropriate for this asset. As part of your response, please provide us with the pertinent terms and conditions of the licensing agreement, including the length of time covered by the agreement.

Ms. Linda Cvrkel
December 3, 2013

Response: In assigning a useful life to the executed Exclusive License Agreement and related amendments (the "Agreement"), with a U.S. based garage door manufacturer ("Partner"), the Company considered the provisions of ASC 350 Intangibles, Goodwill and Other. Giving consideration to this guidance and the language, substance, and longevity of the Agreement, an indefinite remaining useful life was determined to be appropriate for the Agreement for several reasons set forth below.

The terms of the Agreement provide for a perpetual exclusive agreement, subject only to termination with a 36 month advance written notice. Despite the termination provision included within the Agreement, the Company has considered the fact that the Agreement has been in place since 1995. In addition, while the Agreement historically included finite terms subject to renewal, an amendment providing for a perpetual exclusive agreement was executed in 2012 and, as such, the Agreement now provides for an indefinite period. The Company believes the duration of time which the Agreement has been in place, as well as the 2012 renewal and amendment, support an indefinite life being assigned to the underlying asset, as there are no other legal or contractual provisions that would limit the useful life of the Agreement.
The Company has every intention to maintain the Agreement in perpetuity. The Agreement grants the Company exclusive access to current and future versions of the Partner’s proprietary garage door opening technology that is integrated into HomeLink products. Prior to the acquisition of HomeLink, the Company integrated the HomeLink product as a value-added feature into its automatic-dimming rearview mirrors. As a result of the acquisition, the Company will also manufacture HomeLink products that will be integrated into other areas of the automobile (outside of the mirror).

The Company also believes that the Partner has every intention to maintain the Agreement into perpetuity, as that is consistent with the Partner's historic pattern of behavior and the market royalty rate for exclusivity is estimated to be significantly higher than a non-exclusive market rate.

Further, the Company has considered the nature of the technology, the long term sales projections, known technological advances in the product and industry, competition (both historical competition as well as future competition from within the automotive industry, and for similar technology outside of the automotive industry), as well as current product life cycles and the product roadmap in assigning an indefinite useful life. None of these factors suggested a limitation on the useful life for the foreseeable future. In assigning an indefinite useful life, the Company recognizes that this does not indicate that the life of the asset is forever, however it is beyond the foreseeable future.

Finally, the valuation technique used to establish the fair value measurement of the Agreement prepared in connection with purchase accounting employed a perpetual life as the Company believes that the longevity of the Agreement evidences that there is no foreseeable limit on the period of time which the asset will contribute to the cash flows of the Company.

Ms. Linda Cvrkel
December 3, 2013

This letter has been submitted in electronic form, under the label "corresp" with a copy to the staff, within ten (10) business days of the Company's receipt of the Comment Letter (which occurred November 19, 2013). In addition, the Company acknowledges that:

•the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope the foregoing is sufficiently responsive to your comments and demonstrates that there is no need to revise any existing disclosure. Please contact me by telephone at 616-772-1590 x 4341, by fax at 616-772-7348, or by e-mail at steve.downing@gentex.com with any questions or comments you may have. Thank you.

Sincerely,
/s/Steven R. Downing
Steven R. Downing
Vice President-Finance and Treasurer

c:    Mr. Fred Bauer
Chairman and Chief Executive Officer